CLECO POWER                                                                                                                                                                                                                                                                              EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
UNAUDITED (THOUSANDS, EXCEPT RATIOS)	March 31, 2005
Earnings from continuing operations	$ 7,609		$ 47,806
Income taxes	4,674		26,428
Earnings from continuing operations before income taxes	$ 12,283		$ 74,234
Fixed charges:
Interest, long-term debt	$ 6,499		$ 26,691
Interest, other (including interest on short-term debt)	558		1,051
Amortization of debt expense, premium, net	447		1,804
Portion of rentals representative of an interest factor	79		263
Total fixed charges	$ 7,583		$ 29,809
Earnings from continuing operations before income taxes	$ 12,283		$ 74,234
Plus: total fixed charges from above	7,583		29,809
Earnings from continuing operations before income taxes and fixed charges	$ 19,866		$ 104,043
Ratio of earnings to fixed charges	2.62	x	3.49	x